

December 22, 2011

<u>Via E-mail</u>
William J. Caragol
Chief Executive Officer
PositiveID Corporation
1690 South Congress Avenue, Suite 200
Delray Beach, Florida 33445

> **Re:** **PositiveID Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 30, 2011**
> **File No. 001-33297**

Dear Mr. Caragol:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: <u>Via E-mail</u>
        Tammy Knight, Esq.
        Holland & Knight LLP